FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2013

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Buenaventura Announces First Quarter 2013 Results

Lima, Peru, April 29, 2013 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; BVL: BUE.LM), Peru’s largest, publicly-traded precious metals mining company, announced today results for the first quarter 2013 (1Q13) ended March 31, 2013. All figures have been prepared in accordance with International Financial Reporting Standards (IFRS) and are stated in U.S. dollars (US$).

Comments from the Chief Executive Officer:

Mr. Roque Benavides, Buenaventura’s Chief Executive Officer, stated:

“Net income for the first quarter 2013 was US$102.7 million, 51% lower than the figure reported in 1Q12 (US$208.1 million). EBITDA from Buenaventura’s direct operations was US$93.8 million, 45% lower than the figure reported in 1Q12 (US$171.5 million), while EBITDA, including affiliates, decreased 36%, from US$418.1 million in 1Q12 to US$267.9 million in 1Q13.

These results were mainly due to lower metal prices, higher operating costs and lower contributions from both affiliates: Yanacocha and Cerro Verde.

Financial Highlights (in millions of US$, except EPS figures):

(*) 254,232,571 shares outstanding, as of March 31, 2013.

Within this release, Buenaventura presents financial measures in accordance with IFRS, as well as on a non-GAAP basis.

First Quarter 2013 Results Page 2 of 14

Operating Revenues

During 1Q13, net sales were US$340.9 million, a 5% decrease compared to the US$359.0 million reported in 1Q12, due to lower metal prices (except lead) and a decline in gold and copper volume sold.

Royalty income decreased 24% from US$18.1 million in 1Q12, to US$13.8 million reported in 1Q13 and was due to lower revenues at Yanacocha.

Operating Highlights	1Q13	1Q12	Var%
Net Sales (in millions of US$)	340.9	359.0	-5%
Average Realized Gold Price Gold (US$/oz)*	1,606	1,721	-7%
Average Realized Gold Price (US$/oz) inc. Associates	1,619	1,707	-5%
Average Realized Silver Price (US$/oz)*	29.92	32.20	-7%
Average Realized Lead Price (US$/MT)*	2,257	2,085	8%
Average Realized Zinc Price (US$/MT)*	1,983	2,042	-3%
Average Realized Copper Price (US$/MT)*	7,896	8,361	-6%

(*) Buenaventura’s Direct Operations

Sales Content
	1Q13	1Q12	Var%
Gold Oz*	124,626	127,017	-2%
Gold Oz inc Associates	259,077	291,826	-11%
Silver Oz*	3,240,735	2,810,762	15%
Lead MT*	6,683	2,135	213%
Zinc MT*	10,204	7,943	28%
Copper MT*	5,108	5,714	-11%

(*) Buenaventura’s Direct Operations

First Quarter 2013 Results Page 3 of 14

Production and Operating Costs

Equity production1 in 1Q13 was 119,201 ounces of gold, 1% higher than the 117,852 ounces reported in 1Q12, mainly due to higher production in La Zanja and Tantahuatay despite the temporary stop production at Poracota and Antapite, while we continue developing additional resources. Silver production during 1Q13, including affiliates, was 4.7 million ounces, a 14% increase compared to the figure reported in 1Q12 (4.2 million oz.).

Equity Production[1]
	1Q13	1Q12	Var %
Gold Oz Direct Operations	119,201	117,852	1%
Gold Oz inc Yanacocha	243,811	277,798	-12%
Silver Oz	4,724,682	4,160,842	14%
Lead TM	7,052	4,907	44%
Zinc TM	9,614	7,735	24%
Copper inc Cerro Verde	13,359	15,338	-13%

Orcopampa’s2 total gold production in 1Q13 was 62,480 ounces, 10% lower than the 69,265 ounces reported in 1Q12. Production from the Chipmo mine in 1Q13 was 58,369 ounces, 6% lower compared to the 62,358 ounces reported in 1Q12, due to a 8% decrease in ore grade (see Appendix 2). The old tailings’ treatment produced 4,112 gold ounces (compared to 6,907 oz. in 1Q12).

Cash operating cost in 1Q13 was US$639/oz., 38% higher when compared to 1Q12 (US$463/oz.). This was a result of lower gold production and higher labor and supply expenses due to greater exploration efforts.

At Uchucchacua,3 total silver production in 1Q13 was 2.93 million ounces, 7% higher when compared to 2.74 million ounces in 1Q12. This was due to an 11% increase in the recovery rate (see Appendix 2). Zinc production in 1Q13 was 1,998 MT, 10% lower than the figure reported in 1Q12 (2,215 MT), while lead production increased 13% (2,205 MT in 1Q13 vs. 1,952 MT in 1Q12).

Cash operating cost in 1Q13 was US$17.73/oz, 1% lower than the figure reported in 1Q12 (US$17.89/oz) and mainly due to the higher production, lower treatment charges and higher by-product contributions that were partially offset by higher expenses for labor and contractors due to productivity bonuses that were paid in March.

At Julcani4, total production in 1Q13 was 612,034 ounces of silver, 3% lower compared to 1Q12 (631,627 ounces).

Silver cash operating cost in 1Q13 was US$14.49/oz, 13% higher than 1Q12 (US$12.77/oz), mainly due to an increase in labor and contractor expenses in preparation for the plant expansion from 400 TPD to 500 TPC.

_____________________

1 Production from Direct Operations includes 100% of Buenaventura’s operating units, 100% of CEDIMIN, 53.06% of La Zanja, 40.04% of Tantahuatay and 53.76% of El Brocal.

2 100% owned by the Company

3 100% owned by the Company

4 100% owned by the Company

First Quarter 2013 Results Page 4 of 14

Breapampa5 commenced operations in November 2012. Total production in 1Q13 was 20,484 ounces of gold and a cash cost of US$501/oz.

La Zanja6 total production in 1Q13 was 31,206 ounces of gold (16,558 oz attributable to Buenaventura), a 19% increase when compared to 1Q12 (26,329 oz or 13,970 oz attributable to Buenaventura).

Cash operating cost in 1Q13 was US$645/oz., 30% higher than 1Q12 (US$495/oz.) due to higher contractor costs due to an increase in ore mined as well as supply costs increases (mainly the result by an increase of reagent consumption and prices).

Tantahuatay7 total production in 1Q13 was 34,307 ounces of gold (13,737 oz. attributable to Buenaventura) vs 26,329 oz reported in 1Q12 (11,053 oz attributable to Buenaventura). Cash operating cost in 1Q13 was US$341/oz, 32% lower than the US$497/oz in 1Q12.

At El Brocal8 (53.76% owned by Buenaventura), silver, zinc and lead production in 1Q13 was 484,914 oz, 6,950 MT and 2,892 MT, respectively. This represented a 9% increase in silver (443,942 oz in 1Q12), a 9% decrease in zinc (7,607 MT in 1Q12) and a 27% increase in lead (2,279 MT). Zinc cash cost decreased 45% from US$1,346/MT to US$742/MT, due to lower treatment charges and higher silver by-product contribution.

Copper production was 4,536 MT, 22% lower than the 5,614 MT reported in 1Q12. Copper cash cost was US$6,230/MT, 25% higher than 1Q12 (US$4,984/MT).

General and Administrative Expenses

General and administrative expenses in 1Q13 reached US$16.0 million, 46% lower than the figure reported in 1Q12 (US$29.8 million).

Exploration in non-operating areas

Exploration in non-operating areas during 1Q13 reached US$21.8 million, 12% higher than the figure reported in 1Q12 (US$19.4 million). During the period, Buenaventura’s main exploration efforts were focused at the projects of Tambomayo (US$6.3 million), Trapiche (US$4.7 million) and Chancas (US$2.8 million).

Operating Income

Operating income in 1Q13 was US$59.4 million, a 55% decrease compared to the US$131.9 million reported in 1Q12. This decrease was mainly due to a 30% rise in operating costs as well as 12% higher exploration expenses, despite 46% lower General and Administrative expenses, while revenues also decreased 6%.

Share in Associated Companies

During 1Q13, Buenaventura’s share in associated companies was US$84.2 million, 38% lower than the US$136.2 million reported in 1Q12. Yanacocha’s contribution to these results declined 42%, from US$88.2 million in 1Q12 to US$51.0 million in 1Q13, while Cerro Verde’s contribution decreased 40% from US$45.1 million in 1Q12 to US$27.2 million in 1Q13.

_____________________

5 100% owned by the Company

6 53.06% owned by the Company

7 40.04% owned by the Company

8 53.76% owned by the Company

First Quarter 2013 Results Page 5 of 14

YANACOCHA

At Yanacocha9, 1Q13 gold production was 285,475 ounces of gold, 22% lower than 1Q12 production (366,428 oz.) higher than budget.

Costs applicable to sales (CAS) at Yanacocha in 1Q13 were US$607/oz., 26% higher than the figure reported in 1Q12 (US$481/oz.) due to lower production. Net income at Yanacocha in 1Q13 was US$116.8 million, 42% lower compared to 1Q12 (US$202.0 million).

During 1Q13, EBITDA totaled US$260.9 million, a 28% decrease compared to 1Q12 (US$364.0 million). This decrease was mainly due to a 23% decrease in sales.

Capital expenditures at Yanacocha were US$97.7 million in 1Q13 compared to US$227.4 million in 2Q12.

CERRO VERDE

At Cerro Verde10 1Q13 copper production was 55,214 MT, a 13% decrease compared to 1Q12 (63,295 MT).

During 1Q13, Cerro Verde reported net income of US$138.8 million, a 40% decrease compared to US$232.3 million in 1Q12. This was mainly due to a 31% decrease in sales revenues (US$393.6 million in 1Q13 versus US$568.8 million in 1Q12).

Capital expenditures at Cerro Verde in 1Q13 totaled US$170.0 million versus US$82.1 million in 1Q12.

COIMOLACHE (Tantahuatay operation)

Coimolache’s11, attributable contribution decreased by 2% (US$8.1 million in 1Q13 vs. US$8.3 million in 1Q12).

CANTERAS DEL HALLAZGO (Chucapaca project)

At the Chucapaca Project12, a value-engineering phase was initiated to improve the project’s financial returns after the completion of a Feasibility Study. Additional studies will be directed towards evaluating potential options, especially an underground mining scenario, a review of capital expenditures, along with re-commencement of an exploration phase at the Chucapaca Area of Interest (AOI).

In 1Q13, Buenaventura’s total disbursement at the Chucapaca project was US$2.1 million.

Net Income

Buenaventura’s 1Q13 net income was US$102.7 million (US$0.40 per share), a 51% decrease compared to the US$208.1 million (US$0.82 per share) reported in 1Q12.

_____________________

9 43.65% owned by the Company

10 19.58% owned by the Company

11 40.04% owned by the Company

12 49% owned by the Company

First Quarter 2013 Results Page 6 of 14

Project Development

LA ZANJA DEVELOPMENT PROGRAM

•	The Pampa Verde Project will allow the development of a new open pit, an expansion of the current leach pad and improvements to the operation’s road access. Construction began in 2Q11. Total investment in this project is US$78 million. Completion is expected for 3Q13.
•	Additional geotechnical study for slope stability was developed during 1Q13.

RIO SECO MANGANESE SULFATE PLANT

•	Buenaventura continued the construction of the manganese sulphate plant. Total budget for the project is US$ 90.0 million. As of the end of 1Q13, total expenditures reached US$ 82.0 million.

•	The project includes an acid leaching plant, a sulphuric acid plant and a manganese sulphate crystallization plant. Additionally, it includes a warehouse for storing low manganese Ag-Pb concentrate and the finished manganese sulphate crystals.

•	As of 1Q13, electrical and automation installations were completed. Mechanical assembly, electrical and automation installations for the sulphuric acid and crystallization plants are expected to be completed during 2Q13.

•	The project is expected to begin operations during 2Q13.

HUANZA HYDROELECTRICAL PLANT

•	Construction progress at the Huanza Project during the quarter included:
1.	Water Conduction Tunnel: 10,074 meters of construction - 100% complete.
2.	Power plant: civil work - 100% complete.
3.	Pallca Dam: 100% complete.
4.	Penstock: 100% complete.
5.	Construction of electromechanical equipment is nearly complete (50%).
6.	Commissioning of the Pallca Dam began February 26, 2013 and will continue on different sections on a progressive basis (Tunnel May 15, Penstock June, Test Running Unit 1 June 30).

* * *

First Quarter 2013 Results Page 7 of 14

About the Company

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals Company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold, silver and other metals, via wholly-owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Poracota*, Uchucchacua*, Breapampa*, Mallay*, Antapite*, Julcani*, Recuperada*, El Brocal, La Zanja, Coimolache and CEDIMIN*).

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer, and 49% of Canteras del Hallazgo S.A, owner the Chucapaca project.

For a printed version of the Company’s 2012 Form 20-F, please contact th investor relations contacts located on the first page of this report or download the from the Company’s web site at www.buenaventura.pe.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economical, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

First Quarter 2013 Results Page 8 of 14

**Tables to follow**

APPENDIX 1

Equity Participation in Subsidiaries and Affiliates (as of March 31, 2013)
	BVN	Operating
	Equity %	Mines / Business
Cedimin S.A.C*	100.00	Shila / Paula
Consorcio Energetico de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical Project
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	53.76	Colquijirca and Marcapunta
Canteras del Hallazgo S.A **	49.00	Chucapaca Project
Compañía Minera Coimolache S.A **	40.04	Tantahuatay
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde

(*)Consolidates

(**) Equity Accounting

First Quarter 2013 Results Page 9 of 14

APPENDIX 2

	GOLD PRODUCTION
	Three Months Ended March 31
	Orcopampa			Orcopampa Old Tailings
	2013	2012	%	2013	2012	%
Ore Milled DST	132,200	129,497	2%	136,524	139,756	-2%
Ore Grade OZ/ST	0.46	0.50	-8%	0.04	0.06	-34%
Recovery Rate %	95.8%	95.7%	0%	72.6%	79.6%	-9%
Ounces Produced	58,369	62,358	-6%	4,112	6,907	-40%

Orcopampa Total Production		1Q13	62,480		1Q12	69,265

	La Zanja			Tantahuatay
	1Q13	1Q12%		1Q13	1Q12%
Ounces Produced	31,206	26,329	19%	34,307	27,606	24%

	SILVER PRODUCTION
	Three Months Ended March 31
	Uchucchacua			Colquijirca
	2013	2012	%	2013	2012	%
Ore Milled DST	288,774	285,874	1%	408,296	365,236	12%
Ore Grade OZ/ST	12.60	13.26	-5%	1.40	1.16	20%
Recovery Rate %	80.6%	72.4%	11%	70.8%	63.8%	11%
Ounces Produced	2,928,556	2,744,686	7%	405,193	270,538	50%

	SILVER PRODUCTION
	Three Months Ended March 31
	Julcani
	2013	2012	%
Ore Milled DST	36,000	35,500	1%
Ore Grade OZ/ST	18.16	19.09	-5%
Recovery Rate %	93.6%	93.2%	0%
Ounces Produced	612,034	631,627	-3%

	ZINC PRODUCTION
	Three Months Ended March 31
	Uchucchacua			Colquijirca
	2013	2012	%	2013	2012	%
Ore Milled DST	288,774	285,874	1%	408,296	365,236	12%
Ore Grade %	1.2%	1.5%	-23%	2.91%	3.24%	-10%
Recovery Rate %	66.3%	57.1%	16%	64.5%	70.8%	-9%
ST Produced	2,203	2,442	-10%	7,661	8,385	-9%

First Quarter 2013 Results Page 10 of 14

APPENDIX 3: EBITDA RECONCILIATION (in thousand US$)

	1Q13	1Q12
Net Income	110,933	222,015
Add / Substract:	-17,149	-50,500
Provision for income tax, net	32,511	47,236
Share in associated companies by the equity method, net	-84,168	-136,191
Interest income	-956	-2,749
Interest expense	1,203	1,296
Loss on currency exchange difference	-112	285
Long Term Compensation provision	-8,866	7,315
Depreciation and Amortization	39,176	23,404
Workers´ participation provision	4,063	8,904
EBITDA Buenaventura Direct Operations	93,784	171,515
EBITDA Yanacocha (43.65%)	113,892	158,906
EBITDA Cerro Verde (19.58%)	44,629	73,100
EBITDA Coimolache (40%)	15,554	14,605
EBITDA Buenaventura + All Associates	267,860	418,126

Note:

EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including Affiliates) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the affiliated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities, determined in accordance with IFRS, as an indicator of cash flows or as a measure of liquidity.

First Quarter 2013 Results Page 11 of 14

APPENDIX 4

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statement of Financial Position

As of March, 31 2013 and December, 31 2012

	2013	2012
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	163,633	186,712
Financial asset at fair value through profit and loss	54,421	54,509
Trade and other accounts receivable, net	300,318	362,904
Inventory, net	167,090	157,533
Income tax credit	28,164	24,629
Prepaid expenses	17,331	11,837
	730,957	798,124

Non- current assets
Trade and other accounts receivable, net	46,830	40,079
Long-term inventory	31,949	40,253
Investment in associates	2,525,236	2,441,039
Mining concessions, development cost and property,	1,196,398	1,159,805
plant and equipment, net
Deferred income tax asset, net	101,939	111,701
Other assets	4,945	5,123
	3,907,297	3,798,000

Total assets	4,638,254	4,596,124

Liabilities and shareholders’ equity, net
Current liabilities
Trade and other accounts payable	306,919	259,537
Provisions	52,903	71,780
Embedded derivatives for concentrates sales, net	5,104	4,939
Income tax payable	4,114	7,935
Financial obligations	8,623	5,815
Total current liabilities	377,663	350,006

Trade accounts payable and others liabilities	5,356	731
Other non-current provisions	84,187	100,041
Financial obligations	170,625	173,489
	260,168	274,261

Total liabilities	637,831	624,267

Shareholders’ equity net

Capital stock, net of treasury shares of US$(000) 62,622	750,540	750,540
Investments shares, net of treasury shares of (000) US$762	1,399	1,399
Additional paid-in capital	219,471	219,471
Legal reserve	162,663	162,663
Other reserves	269	269
Retained earnings	2,599,351	2,572,943
Others reserves of equity	980	925
	3,734,673	3,708,210
Non-controlling interest	265,750	263,647
Total shareholders’ equity, net	4,000,423	3,971,857

Total liabilities and shareholders’ equity, net	4,638,254	4,596,124

First Quarter 2013 Results Page 12 of 14

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Income Statements

For the three month period ended March 31, 2013 and March 31, 2012

	For the three month period ended March, 31
	2013	2012
	US$(000)	US$(000)
Operating income
Net sales	340,873	358,981
Royalty income	13,802	18,057
Total income	354,675	377,038

Operating costs
Cost of sales, without considering	(158,135)	(132,956)
depreciation and amortization
Exploration in units in operation	(46,369)	(28,669)
Depreciation and amortization	(39,176)	(23,404)
Royalties	(9,666)	(9,878)
Total operating costs	(253,346)	(194,907)
Gross income	101,329	182,131

Operating expenses
Administrative expenses	(15,959)	(29,818)
Exploration in non-operating areas	(21,760)	(19,427)
Selling	(4,510)	(2,773)
Other, net	311	1,779
Total operating expenses	(41,918)	(50,239)

Operating income	59,411	131,892

Other income (expenses), net
Share in the results of associates	84,168	136,191
Interest incomes	956	2,749
Interest expenses	(1,203)	(1,296)
Loss (income) from currency exchange difference, net	112	(285)
Total other income, net	84,033	137,359

Income before income tax and minority interest	143,444	269,251

Income tax	(32,511)	(47,236)

Net income	110,933	222,015

Attributable to:
Non-controlling interest	8,256	13,920
Owners of the parent	102,677	208,095
	110,933	222,015

Basic and diluted earnings per share attributable to
Buenaventura, stated in U.S. dollars	0.40	0.82
(common and investment), in units	254,202,571	254,412,328

First Quarter 2013 Results Page 13 of 14

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of cash flows

For the three month period ended March 31, 2013 and March 31, 2012

	For the three month period ended March, 31
	2013	2012
	US$(000)	US$(000)
Operating activities
Proceeds from sales	404,462	393,773
Value Added Tax (VAT) recovered	13,800	8,772
Royalties received	12,202	14,408
Interest received	976	2,045
Dividends received	-	2,406
Payments to suppliers and third parties	(258,128)	(155,218)
Payments to employees	(70,083)	(98,796)
Income tax paid	(24,078)	(21,476)
Payment of royalties	(8,786)	(9,683)
Payments of interest	(222)	(242)

Net cash and cash equivalents provided by operating activities	70,143	135,989

Investment activities
Additions of mining concessions, development cost, property,	(86,041)	(76,471)
plant and equipment
Payments for purchase of investments shares and	(3,685)	(4,742)
contibution to associates
Decrease (increase) in time deposits	(772)	7,596

Net cash and cash equivalents used in invesment activities	(90,498)	(73,617)

Financing activities
Dividen paid to non-controlling interest	(3,440)	(29,222)
Decrease in financial obligations	(56)	-
Increase in financial obligations	-	10,095

Net cash and cash equivalents used in financing activities	(3,496)	(19,127)

(Decrease) increase in cash and cash equivalents during the period, net	(23,851)	43,245
Cash and cash equivalents at beginning of period	186,712	470,847

Cash and cash equivalents at period-end	162,861	514,092

First Quarter 2013 Results Page 14 of 14

	For the three month period ended March, 31
	2013	2012
	US$(000)	US$(000)

Reconciliation of net income to cash and cash equivalents provided by operating activities

Net income attributable to owners of the parent	102,677	208,095
Add (less)
Depreciation and amortization	47,634	27,773
Deferred income tax	10,281	13,874
Net income attributable to minority interest	8,256	13,920
Provision for estimated fair value of embedded derivatives related
of concentrates sales and adjustments on open liquidations	4,309	(19,349)
Accretion expense of the provision for closure of	893	1,054
mining units and units in exploration
Loss (gain) from currency exchange differences	(112)	285
Share in the results of associates, net of dividends received in cash	(84,168)	(133,785)
Provisions	3,475	7,314

Net changes in operating assets and liabilities accounts

Decrease (increase) in operating assets
Trade and other accounts receivable, net	54,906	23,308
Income tax credit	(3,646)	445
Inventory	(158)	(17,098)
Prepaid expenses	(5,494)	15,323

Increase (decrease) of operating liabilities
Trade and other accounts payable	(33,635)	30,600
Provisions	(31,256)	(33,067)
Income tax payable	(3,819)	(2,703)

Net cash and cash equivalents provided by operating activities	70,143	135,989

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: April 29, 2013